PART I.  FINANCIAL INFORMATION (Continued)


          EXHIBIT 12
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                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                                 PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

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                                                         12 Months Ended

                                                        June       December     December    December     December  December
                                                        1994        1993         1992        1991         1990          1989
                                                    (In Thousands of Dollars)
    Net Income                                           $337,047     $309,866     $264,347     $233,681    $175,446   $276,291
    Taxes on Income                                       170,242      140,833      105,994       88,041      22,818     84,704
    Adjusted Net Income                                  $507,289     $450,699     $370,341     $321,722    $198,264   $360,995
    Fixed Charges:
      Interest and Amortization of Debt Discount
         and Expense and Premium on all Indebtedness     $202,934     $199,415     $200,848     $213,616    $194,656    167,503
      Capitalized Interest                                 12,881       16,167       13,800       20,953      25,748      5,842
      Interest Factor in Rentals                            1,975        2,144        2,033        1,801       1,840      2,388
      Total Fixed Charges                                $217,790     $217,726     $216,681     $236,370    $222,244   $175,733

    Preferred and Preference
      Dividend Requirements: (1)
      Preferred and Preference Dividends                 $ 40,795     $ 41,839     $ 42,247     $ 42,746    $ 40,261   $ 32,381
      Income Tax Required                                  20,344       18,763        6,729       15,916       5,166      9,779
      Total Preferred and Preference
          Dividend Requirements                          $ 61,139     $ 60,602     $ 58,976     $ 58,662    $ 45,427   $ 42,160

    Total Fixed Charges and Preferred
      and Preference Dividend Requirements               $278,929     $278,328     $275,657     $295,032    $267,671   $217,893

    Earnings (2)                                         $712,198     $652,258     $573,222     $537,139    $394,760   $530,886

    Ratio of Earnings to Fixed Charges                       3.27         3.00         2.65         2.27        1.78       3.02

    Ratio of Earnings to Combined Fixed
      Charges and Preferred and Preference
      Dividend Requirements                                  2.55         2.34         2.08         1.82        1.47       2.44

    (1)  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.

    (2)  Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.
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